Room 4561

April 20, 2007

Maura Abeln Smith
Senior Vice President, General Counsel
        and Corporate Secretary
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197

>   **Re: International Paper Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **File No. 1-03157**

Dear Ms. Smith:

   We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 8 Variable Interest Entities and Preferred Securities of Subsidiaries

Variable Interest Entities, pages 67 and 68

1. We note that based on your analysis of the Borrower and Investor Entities under the provisions of FIN 46(R) you determined that those entities are variable interest entities and that you are not the primary beneficiary. Provide us with details of your FIN 46(R) analysis that support your conclusions. In addition, identify the reasons why you have accounted for these investments under the equity method of accounting. See paragraph 17 of APB 18.

2. We also note that you have offset $5.0 billion of Class B interests in the entities against $5.0 billion of International Paper debt obligations held by these entities pursuant to the provisions of FIN 39. Provide us with details of your FIN 39 analysis sufficient to support your conclusions. Explain why an investment in stock of an entity can be offset against debt under FIN 39.

3. Describe how you considered the provisions of Rules 3-09 and 4-08(g) of Regulation S-X in determining that the presentation of separate financial statements or summarized financial information of equity investments accounted for under the equity method of accounting is not required for these entities. Also, you should address your consideration of paragraph 20(d) of APB No. 18 in your response. Tell us whether the offsetting of your Class B interests in the entities against your debt obligations held by these entities impacted your consideration of these Rules. If so, tell us why you believe that the testing for significances using the net amount ("the offset amount") was a proper method for conducting this test.

4. Tell us what consideration you gave to providing supplemental information about the impact of these transactions on noncash investing and financing activities pursuant to paragraph 32 of SFAS No. 95.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Maura Abeln Smith
International Paper Company
April 20, 2007
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief